Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Lending Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$16,000,000.00	0.0001381	$2,209.60

Total Transaction Valuation:		$16,000,000.00
Total Fees Due for Filing:				$2,209.60
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$2,209.60

__________________________________________
Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase prices for shares of beneficial interest. Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026.